RENN Global Entrepreneurs Fund, Inc.
8080 N. Central Expressway, Suite 210, LB-59
Dallas, Texas 75206-1857
Tele  214-891-8294  Fax  214-891-8291
www.rencapital.com

October 1, 2013

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

ATTN:  Filings – Form 40-17g

RE:           SEC File No. 811-22299
Fidelity Bond Modification

Gentlemen:

In accordance with Rule 17g-1 of the Investment Company Act of 1940, the following is enclosed:

1.	a copy of the fidelity bond providing RENN Global Entrepreneurs Fund, Inc. (the “Fund”) with coverage in the event of larceny or embezzlement;

2.
a copy of the resolution approved by a majority of the members of the Board of Directors of the Fund who are not “interested persons” of the Fund, authorizing the purchase of such bond in the form and amount submitted and the premium and its allocation therefor; and

3.	a copy of the agreement between the Fund and its Adviser allocating to the Fund 100% of any recovery of claims under the bond.

The premium for such bond has been paid for the period December 14, 2012, to December 14, 2013.

If you have any questions or comments, please call me at 214-891-8176 or e-mail me at LynneMarie@rencapital.com.

Sincerely,

/s/ Lynne Marie Simon

LynneMarie Simon
Compliance Officer

Enclosures 3

RENN GLOBAL ENTREPRENEURS FUND, INC.

BOARD OF DIRECTORS’ RESOLUTIONS
REGARDING
ANNUAL RENEWAL OF FIDELITY BOND

Adopted in a Meeting of the Board
January 16, 2013

WHEREAS, the Fund has heretofore secured a fidelity bond as required by Rule 17g-1 of the Investment Company Act of 1940, and

WHEREAS, renewal is now required and the Board has made its consideration of the terms proposed therefor:

NOW, THEREFORE, BE IT RESOLVED, that a fidelity bond be procured with coverage in the amount of $200,000, which amount equals or exceeds the amount required under Rule 17g-1, for the one-year period from December 14, 2012, to December 14, 2013, such bond to cover actions of the officers and directors of the Fund and actions of the officers, directors, and employees of RENN Capital Group, Inc., investment adviser to the Fund, as they pertain to transactions on behalf of the Fund.

BE IT FURTHER RESOLVED, that the premium of $1,751 and a $50,000 deductible are approved and is to be allocated 100% to the Fund.

BE IT FURTHER RESOLVED, that the officers of the Fund are authorized and directed to renew the written agreement between the Fund and the Adviser which provides for all proceeds from any claims recovery are to be payable to the Fund.

BE IT FURTHER RESOLVED, that the Adviser is authorized and directed to promptly file with the Securities and Exchange Commission any notices and filings required of the Fund by Rule 17g-1.

BE IT FURTHER RESOLVED, that the Adviser is authorized to take such further or alternative actions as may be required for the completion of the transaction in accordance with the intent of the foregoing.

Agreement Regarding Fidelity Bond

for

RENN Global Entrepreneurs Fund, Inc.

Pursuant to the requirements of Investment Company Act Section 17g-1, the undersigned, RENN Global Entrepreneurs Fund, Inc. (the “Fund”) and RENN Capital Group, Inc. (the “Adviser”), hereby agree that, whether the fidelity bond is deemed to be an individual bond, a single insured bond, or a joint insured bond, as defined in Section 17g-1, the Fund shall in no event receive coverage of less than one hundred percent (100%) of the minimum amount required of the Fund under Section 17g-1 or such greater amount as it has elected for its coverage.

The Fund will be responsible for the premium for the amount of coverage it elects, and the Fund and the Adviser must agree on the proration of the premium applicable to any additional amounts of coverage.  Such proration shall be approved by the Fund’s Board of Directors.

AGREED between the parties as of the 16th day of January, 2013.

RENN Global Entrepreneurs Fund, Inc.                                                                                                RENN Capital Group, Inc.

By __/s/ Russell Cleveland_______________                                                                                     By _/s/ Russell Cleveland_______________
          Russell Cleveland, President                                                                                                           Russell Cleveland, President